Exhibit 13

Ladies and Gentlemen:

Today, at this year’s shareholder meeting, as a holder of 1,575,573 shares or approximately 17% of the Company, Wynnefield Capital, the largest owner of Crown Crafts, believes it is important, to share with management, the Board of Directors, and all shareholders the ongoing concerns it has with several issues of critical importance to the future of the Company - its current corporate governance practices;- its business strategies, and - the continued lack of progress to create shareholder value.

The outcomes of the proxy contests and settlements between Wynnefield and the Board over the last five (5) years are the result of the frustration and impatience of the outside shareholders. Wynnefield and a vast majority of the other outside shareholders have repeatedly sent a clear message to the Board that its governance practices and financial performance are unacceptable; yet management, with the acquiescence and approval of the majority of the long term directors, have continued to waste substantial amounts of our money to frustrate the will of the shareholders.

The shareholders of the Company have repeatedly indicated they want more outside voices on the Board and the key committees of the Board to address management’s failure to create stockholder value, improve corporate governance and to truly evaluate the Company’s strategic alternatives.

We hope that the Board’s decision to seat Patricia Stensrud, a highly qualified, industry experienced independent representative nominated by Wynnefield, without a protracted and expensive proxy contest, is confirmation that the Board has at last heard us.

I would like to first address some of our specific concerns regarding corporate governance.

First, as we have repeatedly communicated in the past, one of the most important responsibilities of a board of directors is to provide for succession planning with respect to a company’s CEO.  It is an abdication of the Board’s duty to manage risk for it not to have implemented an effective succession plan. We remain concerned that Crown Crafts has not publicly disclosed any succession plan, nor to our knowledge, have any senior executives been hired to serve under Mr. Chestnut to address the possibility that Mr. Chestnut may be unable to carry out his responsibilities. We believe that it is consistent with best corporate practice and prudent risk management for the Company to immediately implement a viable succession plan, particularly when the CEO also serves as the Company’s Chairman and President, and to publicly announce how it is addressing this serious deficiency.  Furthermore, as best governance practices dictate that the roles of chairman and CEO should be separate, the Board should explore working with Mr. Chestnut to separate these positions.

We believe that, by creating a vacuum with respect to possible successors to Mr. Chestnut as CEO on the Company’s management team, the Board essentially prevents shareholders from challenging the actions of the CEO under threat of either the desire to preserve the status quo or threat of triggering the inappropriate Golden Parachute/Poison Pill leaving the Company leaderless. By not employing a senior industry-experienced executive to serve as either an Executive Vice President or Chief Operating Officer, Mr. Chestnut is able to hold all the cards in his hand and close to his chest, perpetuating his absolute control over the company’s operations, relations with its suppliers, and vendors.

This is unacceptable to shareholders, and should be unacceptable to a fair and responsible Board.

We request that the Board provide an annual report to the Company’s stockholders setting forth its plans for non-emergency and emergency CEO succession, as is encouraged by the Securities and Exchange Commission, corporate governance experts and proxy advisory firms.

Wynnefield has nominated and the shareholders have elected to the Board Ms. Stensrud, an outstanding candidate with significant industry experience.  In order to encourage the development and implementation of a succession plan, we are here to voice our support for Ms. Stensrud’s nomination to the Corporate Governance and Nominating Committee, not as an additional member that would effectively dilute her positive influence, but as a replacement of one of two incumbent Committee members – either Mr. Nie or Mr. Ratajczak.

As Mr. Nie already serves in the capacity of Lead Director, Chairman of the Compensation Committee as well as Chairman of the Nominating and Governance Committee, we also recommend that either Mr. Biro or Ms. Stensrud be named chairperson of the Nominating and Governance Committee.  Mr. Nie should be the current committee member to be replaced. If Mr. Nie still feels the need to be on two committees in addition to his role as Lead Director, he can should the seat created by the departure of Mr. Kling on the Audit Committee.

Failure of the Board to adopt this fundamental change will once again indicate to shareholders that their will is being disregarded and the primary purpose of the long term members is the continuation of the status quo.

Second, we have also repeatedly challenged the existence of a staggered Board.  The Company has failed to join the ever increasing number of companies who have de-staggered their Boards, consistent with current best practices in corporate governance. We believe that a staggered board adversely affects stockholder democracy by primarily serving to entrench incumbent directors.  It is time for this Board to reject the staggered board concept and adopt the best practice of electing all Board members annually. This brings us to the third critical governance issue embedded in the Crown Crafts culture.

The third critical governance issue relates to the size of the potential change of control payments payable to the Company’s senior executives.  In our view, this agreement is outsized, excessive and completely inappropriate. To put these golden parachutes in context, upon a change-in-control, the combined severance payments to senior executives would exceed the Company’s entire net income for FY2011. This has the intended effect of preventing stockholders from exercising their right to elect additional directors to the Board, in order to prevent triggering these change-in-control payments, that perform in every way like a poison pill.  Furthermore, these golden parachutes inhibit the Board from undertaking a comprehensive review of the Company’s strategic options, discourages potential suitors, and prevents stockholders from exercising their rights to effect changes in the Board that they may deem appropriate.

We are also extremely dissatisfied with the Company’s lagging financial performance. This is reflected in its stagnant long term share price and substantial trading discount to its peers. Management and the long term Board members may be satisfied with the status quo as repeatedly demonstrated but the shareholders of Crown Crafts who are the real owners of Crown Crafts are not.

On a trailing 12 month Enterprise Value/EBITDA multiple, Crown Crafts is trading at 5.5x. Carter’s is trading at 7.4x, and Summer Infant is trading at 15x.  The investment community, which votes every day has shown they have no faith in Crown Crafts’ desire or ability to create meaningful shareholder value.

The strategy of engaging in small tuck-in acquisitions merely masks the Company’s declining core infant and juvenile bedding business. Reducing investment in product development as evidenced by the failure of the company to internally develop successful new products, coupled with failure to make any meaningful improvement in the Company’s market penetration for its existing core products, are also recipes for maintaining the status quo.

Deficient corporate governance and financial underperformance result in an underperforming stock price. As of August 8, 2011, the share price of Crown Crafts closed at $4.60. As of the close on January 18, 2007, over four and half years ago, the share price of Crown Crafts closed at $4.72. This is not shareholder value creation.

Clearly the Company’s strategies are not working to enhance shareholder value.

As a result, in order to allay shareholder concerns over a potential conflict between the personal interest of management and the best interests of the Company’s shareholders, shareholders desire public assurance from the Board that any inquiry or contact received by management, whether oral or written, from a legitimate source seeking a possible strategic transaction with the Company, must be communicated without qualification to the entire Board for its consideration and evaluation.

As a shareholder for over 15 years, we have repeatedly stated that we are committed to work constructively with the Board to promptly address the critical issues and are willing take whatever steps necessary to create value for all stockholders.

Wynnefield is a long term holder and will continue its efforts until Crown Crafts is governed and operates in a manner consistent with the creation of shareholder value.